UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 1)*

Diana Containerships Inc.
(Name of Issuer)

Common stock, par value $0.01 per share (including related preferred stock purchase rights)
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Diana Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[ ]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,333,485

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

3,333,485

10.	SHARES DISPOSITIVE POWER	[ ]

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,333,485

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[ ]
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.4%

14.	TYPE OF REPORTING PERSON

CO

Explanatory Note

The purpose of this Amendment No. 1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 27, 2011 is to report a decrease in the percentage of shares of common stock, par value $0.01 per share (including related preferred stock purchase rights) (the "Common Shares") of Diana Containerships Inc., a Marshall Islands corporation (the "Issuer"), beneficially owned by Diana Shipping Inc. ("Diana Shipping"), solely due to the change in the number of Common Shares outstanding as a result of the underwritten public offering of an aggregate of 8,100,000 Common Shares on July 24, 2012 and the exercise on August 10, 2012 of the underwriters' option to purchase an additional 1,015,803 Common Shares.

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed with the Commission on June 27, 2011.

Item 2.	Identity and Background.

No material change from the Schedule 13D filed with the Commission on June 27, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

No material change from the Schedule 13D filed with the Commission on June 27, 2011.

Item 5.	Interest in Securities of the Issuer.

(a. and b.) According to Computershare Shareowner Services LLC, the Issuer's transfer agent, as of August 10, 2012, the Issuer had 32,191,964 Common Shares outstanding. Based on the foregoing, the following persons report beneficial ownership of the following Common Shares:

Diana Shipping may be deemed to beneficially own 3,333,485 Common Shares, representing approximately 10.4% of the outstanding Common Shares.  Diana Shipping has the sole power to vote 3,333,485 Common Shares and the shared power to vote 0 Common Shares.  Diana Shipping has the sole power to dispose of 3,333,485 Common Shares and the shared power to dispose of 0 Common Shares.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of this Schedule 13D.

(c.) To the best knowledge of Diana Shipping, no transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by Diana Shipping.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change from the Schedule 13D filed with the Commission on June 27, 2011.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2012

DIANA SHIPPING INC.

By:  /s/ Simeon Palios
------------------------------------------
Name:   Simeon Palios
Title:     Chief Executive Officer